UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Sphere 3D Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

84841L100
(CUSIP Number)

September 28, 2015
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑ Rule 13d-1(b)
☒ Rule 13d-1(c)
❑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 84841L100
1	NAMES OF REPORTING PERSONS: MacFarlane Family Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ❑
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,910,137
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,910,137
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,910,137
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.16%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 Percentage is based on 45,560,563 issued and outstanding shares of the issuer as of January 28, 2016.

Item 1
(a) Name of Issuer:
Sphere 3D Corporation
(b) Address of Issuer's Principal Executive Offices:
240 Matheson Blvd. East, Mississauga, Ontario,  L4Z 1X1, Canada

Item 2
(a) Name of Persons Filing:
MacFarlane Family Ventures, LLC
(b) Address of Principal Business Office or, if none, Residence:
201 Spear Street, 14th Floor, San Francisco, CA 94105

(c) Citizenship:
MacFarlane Family Ventures, LLC is a Delaware limited liability company
(d) Title of Class of Securities:
Common Shares, without par value

(e) CUSIP Number:
84841L100
Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)   ❑     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ❑     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ❑    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ❑     Investment company registered under section 8 of the Investment Company Act of 1940
                (15 U.S.C 80a-8);
(e)    ❑ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)     ❑   An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)   ❑ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)   ❑    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (12 U.S.C. 1813);

(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ❑	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) ❑	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.  Ownership
(a)      Amount beneficially owned:

As of the date of this filing, MacFarlane Family Ventures, LLC  is deemed to beneficially own an aggregate of 2,878,888 Common Shares of the Issuer and 3,031,249 Common Shares issuable upon the exercise of warrants held by MacFarlane Family Ventures, LLC.  MacFarlane Family Ventures, LLC has sole power to direct the vote and to direct the disposition of the Common Shares.

(b)      Percent of class:

The Common Shares represent approximately 12.16% of the Issuer's Common Shares, based on 45,560,563 issued and outstanding Common Shares of the Issuer as of January 28, 2016.

(c)      Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	5,910,137

(ii)	Shared power to vote or to direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	5,910,137

(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.  Identification and Classification of Members of the Group
Not applicable.

Item 9.  Notice of Dissolution of Group
Not applicable.
Item 10.  Certification
(a) Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MACFARLANE FAMILY VENTURES, LLC

February 5, 2016
Date

/s/ Victor B. MacFarlane
Signature

Victor B. MacFarlane, Manager
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                       (See 18 U.S.C. 1001)